Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Arizona Public Service Company on Form S-3 of our report dated February 3, 2003 (March 14, 26, and 27, 2003, as to Note 20) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in 2001 in the method of accounting for derivatives and hedging activities in order to comply with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"), appearing in the Annual Report on Form 10-K of Arizona Public Service Company for the year ended December 31, 2002 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 30, 2003